UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
A. H. Belo Corporation
(Name of Issuer)
Series B Common Stock, par value $0.01 per share
(Title of Class of Securities)
001282 20 1
(CUSIP Number)
Dealey D. Herndon
P.O. Box 224866
Dallas, TX 75222-4866
(214) 977-8200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
June 10, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	001282 20 1	13D/A	Page	2	of	7

1	NAME OF REPORTING PERSONS DEALEY D. HERNDON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		352,426 (2)(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		352,426 (2)(3)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,426 (2)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11)

13.7%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No.	001282 20 1	13D/A	Page	3	of	7
(1) See Item 3.
(2) Series B common stock is convertible at any time on a share-for-share basis into Series A common stock.
(3) Includes 52,426 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days.

CUSIP No. 001282 20 1	13D/A	Page 4 of 7
Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE

CUSIP No. 001282 20 1	13D/A	Page 5 of 7
     This Amendment No. 1 to Schedule 13D is filed to report the following changes to the information previously disclosed in Schedule 13D filed February 17, 2009.
Item 1. Security and Issuer.
     No material change.
Item 2 — Identity and Background.
     No material change
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person’s deemed acquisitions reflected in this Amendment No. 1 to Schedule 13D result from the vesting of non-employee director stock options. Stock options to acquire 15,900 shares of the Issuer’s Series B common stock vested and became exercisable on July 23, 2009, and stock options to acquire an additional 25,926 shares of the Issuer’s Series B common stock vested and became exercisable on May 14, 2010.
     This Amendment No. 1 to Schedule 13D also reflects the Reporting Person’s sale on June 10, 2010 of 234,249 shares of the Issuer’s Series B common stock in a privately-negotiated transaction at a price of $7.13 per share. In addition, this Amendment reflects the Reporting Person’s deemed disposition resulting from the expiration without exercise of stock options to acquire a total of 3,009 shares of the Issuer’s Series B common stock. No funds were expended in connection with the foregoing transactions.
Item 4. Purpose of Transaction.
     The Reporting Person’s transactions requiring the filing of this Amendment No. 1 to Schedule 13 D are the sale in a privately-negotiated transaction of shares of the Issuer’s Series B common stock as well as the vesting and expiration without exercise of options to acquire shares of the Issuer’s Series B common stock. The Reporting Person sold shares in the privately-negotiated transaction for family estate planning purposes. The Reporting Person intends to review her investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease her ownership of shares of the Issuer’s Series B common stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person’s review of her investment in the Issuer will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person’s personal financial situation, need for, and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding her investment in the Issuer. At the time of filing of this Amendment No. 1 to Schedule 13D, the Reporting Person has no plans to purchase additional shares of common stock in the open market in the immediate future. However, the Reporting Person may engage in privately-negotiated transactions in the future, may from time-to-time acquire additional shares of common stock under various benefit and compensation arrangements of the Issuer, and reserves her right to reevaluate her investment in the Issuer and to purchase additional shares in the open market or otherwise.
     Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Certificate of Incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, the Reporting

CUSIP No. 001282 20 1	13D/A	Page 6 of 7
Person, in her capacity as a Director may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains her right to modify her plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer.
     a) As of the date of filing of this Amendment No. 1 to Schedule 13D, the Reporting Person beneficially owns 352,426 shares of the Issuer’s Series B common stock, representing approximately 13.7% of the shares of the Issuer’s Series B common stock treated as being outstanding as of June 10, 2010. The 352,426 shares of the Issuer’s Series B common stock beneficially owned by the Reporting Person include 52,426 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days.
     b) As of the date of filing of this Amendment No. 1 to Schedule 13D, the Reporting Person has the sole power to vote and sole dispositive power over 352,426 shares of the Issuer’s Series B common stock, which represents approximately 13.7% of the shares of the Issuer’s Series B common stock treated as being outstanding as of June 10, 2010.
     c) Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving shares of Common Stock of the Issuer during the past 60 days.
     d) Not Applicable.
     e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     No material change.
Item 7. Material to be Filed as Exhibits.
     No material change.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 22, 2010

/s/ Dealey D. Herndon Dealey D. Herndon